Exhibit 99.1

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 5250301, Israel
__________________________

NOTICE OF 2014 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to the 2014 Extraordinary General Meeting of Shareholders to be held on Wednesday, November 26, 2014 at 10:30 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.  As further detailed in the attached proxy statement, at the meeting shareholders will be asked to approve the renewal of the indemnification agreements  for our officers and directors who are deemed controlling shareholders.

Shareholders of record at the close of business on October 20, 2014 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,
Shaul Elovitch
Chairman of the Board of Directors

October 20, 2014

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 5250301, Israel
__________________________

PROXY STATEMENT
__________________________

2014 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of B Communications Ltd. to be voted at the 2014 Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2014 Extraordinary General Meeting of Shareholders. The Meeting will be held at 10:30 a.m. (Israel time) on Wednesday, November 26, 2014, at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

This Proxy Statement, the attached Notice of 2014 Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about October 22, 2014.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to approve the renewal of the indemnification agreements for our officers and directors who are deemed controlling shareholders. As of the date of this Proxy Statement, these are Messrs. Shaul Elovitch, Or Elovitch and Doron Turgeman.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the approval of the renewal of the indemnification agreements for our officers and directors who are deemed controlling shareholders.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on October 20, 2014, are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of October 20, 2014, the record date for determination of shareholders entitled to vote at the Meeting, there were 29,889,045 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The quorum for any shareholders meeting shall include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business shall be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”). If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present shall represent a quorum.

This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below.  Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order.  If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting.  “Exceptional Holdings” are defined in the Communications Order and our Articles of Association and generally refer to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order.  “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.  “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company.  In this context, holding 25% of the means of control of a company is presumed to confer significant influence.  The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp., or Bezeq, Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit.  An English translation of the relevant provision in our control permit may be viewed on our website at www.bcommunications.co.il.

Vote Required

The affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for the approval of the proposal to be acted upon at the Meeting, provided that the shareholders voting in favor of the matter include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the matter. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the matter represent 2% or less of the voting rights in the company.

We have received indication from our principal shareholder, Internet Gold - Golden Lines Ltd., or Internet Gold, which beneficially owns approximately 66.71% of our issued and outstanding ordinary shares, that it presently intends to vote in favor of the proposal to be acted upon at the Meeting.

Cost of Soliciting Votes for the Extraordinary Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Extraordinary General Meeting

We will publish the final result in a Form 6-K filed with the SEC promptly following the Extraordinary General Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.bcommunications.co.il; or

•
reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

As of October 20, 2014, Internet Gold, our controlling shareholder, held of record 19,938,396, or 66.71%, of our outstanding ordinary shares. Eurocom Communications, the controlling shareholder of Internet Gold, holds 73.76% of its ordinary shares. As of October 20, 2014, Eurocom Communications is 99.33% owned by Eurocom Holdings. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch, the chairman of our board of directors and the chairman of the board of directors of Eurocom Communications. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications.

The following table sets forth certain information as of October 20, 2014, regarding the beneficial ownership by all shareholders known to us to beneficially own 5% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Internet Gold	19,938,396	66.71%
Altshuler Shaham Ltd.(3)	2,865,939	9.6%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 29,889,045 ordinary shares outstanding (not including 19,230 shares held as treasury stock) as of October 20, 2014.

(3)
According to a Schedule 13G/A filed with the SEC by Altshuler Shaham Ltd., or Altshuler Shaham, Mr. Gilad Altshuler and Mr. Danny Yardeni, on February 13, 2014, these ordinary shares consist of (i) 1,834,017 ordinary shares held by provident funds and pensions managed by Altshuler Shaham Provident Funds and Pension Ltd., in which Altshuler Shaham holds an 80.75% equity interest, and (ii)  1,017,608 ordinary shares held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., a wholly-owned subsidiary of Altshuler Shaham. All of such ordinary shares are held in provident funds, pension funds or mutual funds that are managed by employees of Altshuler Shaham for the benefit of public investors and not for the economic benefit of Altshuler Shaham, except for 14,314 ordinary shares which are held by Altshuler Shaham in a nostro account for the benefit of its shareholders. Mr. Gilad Altshuler serves as an investment manager for Altshuler Shaham Pension, and as Chief Executive Officer, an investment manager and a member of the investment committee for Altshuler Shaham Mutual Funds, and, in such capacities, may be deemed to share dispositive power (but not voting power) with respect to those ordinary shares. Mr. Danny Yardeni serves as assistant investment manager for the provident funds, pension funds and mutual funds managed by Altshuler Shaham Pension and Altshuler Shaham Mutual Funds, respectively (and as a director for Altshuler Shaham Mutual Funds), and, as such, may also be deemed to share dispositive power (but not voting power) with respect to those ordinary shares. Each of Altshuler Shaham, Mr. Gilad Altshuler and Mr. Danny Yardeni disclaims beneficial ownership of the ordinary shares except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

None of our directors and executive officers beneficially owns any of our ordinary shares, other than Mr. Shaul Elovitch, the chairman of our board of directors, who is deemed to beneficially own 19,941,573, or 66.72%, of our ordinary shares as of such date through his controlling interest in Eurocom Communications (based on 29,889,045 ordinary shares that were outstanding as of such date, excluding 19,230 ordinary shares held as treasury stock), Mr. Or Elovitch, a director, who owns 7,555 of our ordinary shares and Mr. Doron Turgeman, our Chief Executive Officer, who owns 800 of our ordinary shares.  Mr. Shaul Elovitch may also be deemed to be the beneficial holder of an additional 3,177 of our ordinary shares held of record by his wife, Mrs. Iris Elovitch and 26,893 ordinary shares of Internet Gold held of record by Mrs. Iris Elovitch. In addition, 8,300 shares of Internet Gold are held by other family members of Mr. Shaul Elovitch.

I.   RENEWAL OF INDEMNIFICATION AGREEMENTS
 (Item 1 on the Proxy Card)

Background

The Israeli Companies Law, 1999 )the “Companies Law”) requires that an extraordinary transaction between a company and a controlling shareholder or between a company and a third party that a controlling shareholder has a personal interest in such transaction as well as an engagement by a public company of the controlling shareholder or his relative, directly or indirectly, including through a company in his control, for services by the company and if he is an office holder in the company, for the terms of his employment and tenure, which is for a term exceeding three (3) years, require the approval of our compensation committee, board of directors and general meeting (with a special majority vote at the general meeting), subject to certain exceptions.

The Israeli Companies Law and the company’s Articles of Association authorize the company, subject to the required approvals, to undertake to indemnify in advance directors and other office holders of the company for liabilities or expenses he will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other directors or office holders of the Company) in his capacity as a director or office holder of the Company. The Israeli Companies Law combined with the Israeli Securities Law (1968) (the “Israeli Securities Law”) authorize indemnification for:

(i) financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided, that such liability pertains to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the company, are anticipated in light of the company’s activities at the time of the grant of indemnification and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable under the circumstances and set forth in the indemnification letter;

(ii) reasonable litigation expenses, including legal fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the company or by a third party, or in a criminal proceeding in which the director or office holder is acquitted or if convicted, for an offense which does not require criminal intent;

(iii) reasonable litigation expenses, including legal fees incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or office holder and no financial liability was imposed on the director or office holder in lieu of criminal proceedings, or has ended without the filing of an indictment against the director or office holder, but financial liability was imposed on the director or office holder in lieu of criminal proceedings in an alleged criminal offense that does not require proof of criminal intent, within the meaning of the relevant terms in the law or in connection with a financial fine (Itzum Caspi);

(iv) payment to the injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance; and

(v) expenses incurred in connection with a proceeding (a “Proceeding” - halich) under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (e.g., attorney fees), including by indemnification in advance.

The Israeli Companies Law, combined with the Israeli Securities Law, provides that a company may not indemnify a director or an office holder for his liability including for: (a) a breach of duty of loyalty towards the company, unless the director or office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company’s best interest; (b) a breach of duty of care done intentionally or recklessly (pezizut) except for negligence; (c) an act intended to unlawfully yield a personal profit; (d) a fine, civil fine (knass ezrahi), financial sanction (Itzum Caspi) or a penalty (kofer) imposed upon the director or office holder; and (v) a Proceeding (halich).

On December 15, 2011, our shareholders approved the adoption of indemnification agreements with and for our office holders in respect of acts performed by them in their capacity as our directors and officers. Whereas, such indemnification agreements were signed with or granted to –office holders deemed controlling shareholders for the purposes of Section 268 of the Companies Law and their relatives and are not limited in time, i.e., extend for a period of over three years, under the requirements of the Companies Law, such undertakings towards such persons require the approval of our compensation committee (which serves also as the audit committee), board of directors and shareholders once every three years. The form of indemnification agreement which was approved by our shareholders on December 15, 2011 is attached hereto as Exhibit A. Our compensation committee (which serves also as the audit committee) has also approved the indemnification agreement.

Proposal

Shareholders are being asked to approve the indemnification agreements signed by the company with and for directors and officers who are deemed controlling shareholders and their relatives, for the purposes of Section 268 of the Companies Law.

Vote Required

The affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for the approval of this matter, provided that the shareholders voting in favor of the matter include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the matter. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the matter represent 2% or less of the voting rights in the company.

A “personal interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate.

Board Recommendation

Following the approval of our compensation committee, the Board of Directors recommends that the shareholders vote “FOR” the approval of the indemnification agreements signed by the company for all directors and officers who are deemed controlling shareholders and their relatives, for the purposes of Section 268 of the Companies Law.

The Board recommends that the shareholders vote "FOR" the proposal based on the following considerations:

The form of the indemnification agreement is identical to the form approved by our shareholders on December 15, 2011.

The compensation committee and Board of Directors have considered several factors in connection with the proposed resolution, including the following: (a) that generally, the indemnification letter should be uniform  for all directors (as customary) at the time of the grant and it is not appropriate to adjust it separately to the circumstances of each director or to other compensation he receives from the company and it should be set according to quantifiable criteria and it is irrelevant to compare the indemnification letter to the compensation of company employees (or the employees of contractors who are working for the company). In addition, the essence of the indemnification letter does not allow for the possibility of retaining discretion with respect to a reduction of the indemnification when it is actually paid; (b) that granting the Indemnification Letter to directors is important to enable the directors to promote the company's objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the company's risk-management policy, size and nature of activities; (c) that granting the Indemnification Letter to directors is essential to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the company's Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the United States and in Israel.

II. OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,
Shaul Elovitch
Chairman of the Board of Directors

Date: October 20, 2014

EXHIBIT A

Date: ______, 2014

To: _________

Letter of Indemnification

1.	Undertaking of Indemnification

1.1
Please be advised that the board of directors (the “Board”) of B Communications Ltd. (the “Company”) in a Board resolution dated _______ and the shareholders of the Company (the “Shareholders”) in a Shareholders resolution dated ________ have resolved to indemnify its directors and officers, to the fullest extent permitted by law, as set forth herein.

1.2	Terms not defined in this Letter of Indemnification shall have the meanings assigned to them in the Companies Law, 5759-1999 (hereinafter: the “Companies Law”).

1.3
This Letter of Indemnification  and the undertakings of the Company hereunder are subject to the provisions of the Companies Law regarding the indemnification  of Office Holders (as defined in the Companies Law).

2.	[Reserved]

3.	Indemnification

3.1
The Company shall indemnify you with respect to a liability or expense of the kind described in this Section 3.1 below, imposed upon or incurred by you as a result of an action and/or an omission performed by you in your capacity as an Office Holder of the Company, irrespective of whether you remain an Office Holder, arising from one or more of the events specified in Section 5 below:

(a)	A monetary liability imposed on you pursuant to a judgment in favor of another person, including a judgment imposed on you in a settlement or in an arbitrator’s award approved by a competent court;

(b)
Reasonable litigation expenses, including attorney’s fees, which you incurred as a result of an investigation or proceeding conducted against you by a competent authority, which concluded without an indictment against you and without any monetary obligation imposed on you in lieu of a criminal proceeding, or which concluded without an indictment against you and a monetary obligation was imposed on you in lieu of a criminal proceeding for an offense that does not require proof of criminal intent.

The terms “which concluded without an indictment against you” in a matter in which a criminal investigation was commenced and “monetary obligation imposed on you in lieu of a criminal proceeding” shall have the meanings specified in Section 260(a)(1A) of the Companies Law;

(c)
Reasonable litigation expenses, including attorneys' fees, expended by you or imposed upon you by a court - (i) in a proceeding instituted against you by the Company or on its behalf or by another person, or in a criminal charge from which you are acquitted, or in a criminal charge for which you are convicted of an offense that does not require proof of criminal intent, or (ii) in connection with a monetary sanction ("Itzum Caspi");

(d)
Expenses, including reasonable litigation expenses and legal fees, incurred by you as a result of a proceeding instituted against you pursuant to - (a) Chapter H3 of the Israeli Securities Law, 1968 (the "Securities Law"), “Imposition of Monetary Sanctions by the Securities Authority”; (b) Chapter H4 of the Securities Law, “Imposition of Administrative Enforcement Sanctions by the Enforcement Committee”;  (c) Chapter I1 of the Securities Law, “Arrangement for the Avoidance of Proceedings or Termination of Proceedings, which is Subject to Conditions”; or (d) Chapter I4(d) of the Companies Law; and

(e)	Payments to an injured party imposed on you pursuant to Section 52ND(a)(1)(a) of the Securities Law.

The above indemnification will also apply to any action taken by you in your capacity as an Office Holder of any other company controlled, directly or indirectly, by the Company (“Subsidiary”).

3.2	Notwithstanding the aforesaid, you will not be indemnified with respect to:

(a)	a breach of the duty of loyalty towards the Company, except where you have acted in good faith and with reasonable grounds to assume that your actions would not adversely affect the Company;

(b)	a breach of the duty of care committed intentionally or recklessly (“pzizut”), unless committed only in negligence;

(c)	an action taken with the intention to unlawfully gain a personal profit; and

(d)	any fine, monetary sanction ("Itzum Caspi") or administrative pecuniary punishment (“kofer”) imposed on you; and

(e)	A counterclaim made by the Company or in its name, in connection with a claim against the Company filed by you.

4.	Amount of Indemnification; No Duplicate Recovery

4.1
The amount of indemnification that the Company undertakes towards all Office Holders whom it has been resolved to indemnify pursuant to the above resolutions for the matters and in the circumstances described herein, jointly and in the aggregate, shall be up to a total amount equal to 25% of the Company's equity (on a consolidated basis) in accordance with the Company's last financial statements published before the actual payment of the indemnity amount.

4.2
The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy (the “D&O Policy”), such that you will not be entitled to payment from the Company for amounts which you have actually obtained under the D&O Policy.  In addition to the above, the Company shall not be liable hereunder to make any payment to you to the extent that you have otherwise actually received payment from a third party of the amounts otherwise indemnifiable hereunder, without any obligation to repay any such payment.

4.3	Subject to the foregoing, the indemnification will be provided in each individual case for all amounts incurred by you with respect to events to which the indemnification applies.

4.4
If the Company has fully complied with its obligations to you hereunder, then, with respect to any payment of costs and expenses that the Company has actually paid pursuant hereto, the Company will be entitled to the amount, if any, actually collected from a third party for such costs and expenses, to the extent that your receipt of such amount would give you a double recovery for such costs and expenses.

5.	Categories of Events to which the Indemnification Applies

The indemnification undertaking under Section 3.1(a) above shall be limited to liabilities or expenses arising from one or more of the following events:

5.1
Actions relating to an offer or issuance of securities of the Company and/or by a shareholder to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents or other proceedings in connection with execution thereof.

5.2
Violations of securities laws of any jurisdiction, including, without limitation, failure to comply with disclosure requirements of the Securities and Exchange Commission and/or Israeli Securities Authority and/or any stock exchange or other rules relating to relationships with securities holders.

5.3	Occurrences resulting from the Company’s status as a public company whose shares are offered to the public and/or traded on a stock exchange in Israel and/or abroad and/or as required under law.

5.4	Resolutions and/or actions relating to the operations and management of the Company and/or of any Subsidiaries and/or affiliated companies.

5.5
Resolutions and/or actions relating to patents, trademarks, copyrights and other intellectual property of the Company or its Subsidiaries and/or affiliated companies, including without limitation their protection, including by registration or assertion of rights to intellectual property and the defense of claims relating thereof.

5.6
Occurrences, resolutions and/or actions relating to investments in the Company and/or Subsidiaries and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

5.7
Resolutions and/or actions relating to employment matters of the Company, Subsidiaries and/or affiliated companies and labor relations, including in connection with pension arrangements, insurance and saving funds, options and other employment related benefits.

5.8	Resolutions and/or actions relating to transactions of the Company, Subsidiaries and/or affiliated companies with others, including inter-company transactions, and clients, contractors, suppliers etc.

5.9	Resolutions and/or actions relating to the distribution of dividends and/or repurchase of shares or returns of capital or loans of the Company.

5.10	Resolutions and/or actions relating to tender offers, including actions relating to delivery of opinions in relation thereto, of the Company.

5.11	Resolutions and/or actions relating to a merger or restructuring of the Company, a Subsidiary and/or affiliated companies.

5.12	Resolutions and/or actions relating to environmental matters.

5.13	Resolutions and/or actions in connection with any restrictive trade practice or monopolies of the Company, a Subsidiary and/or affiliated companies.

5.14	Resolutions and/or actions in connection with an affiliated company or a Subsidiary.

5.15	Resolutions and/or actions relating to the approval of transactions with directors and officers of the Company; and also with holders of controlling interests in the Company.

5.16	Resolutions and/or actions in connection with the approval of financial statements of the Company, Subsidiaries and/or affiliated companies.

5.17	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or affiliated companies, whether such policies and procedures are published or not.

5.18	Representations and warranties made in good faith in connection with the business of the Company, Subsidiaries and/or affiliated companies.

Miscellaneous

6.
In the event that an investigation and/or a legal proceeding is commenced against you, or there exists a threat or concern that such a proceeding shall be commenced, the Company will make available to you, in advance and on account, such amounts as shall be estimated by the Company to cover those reasonable legal expenses, including attorneys’ fees, to which you are entitled to be indemnified, unless the Company shall take upon itself to manage the proceedings as provided herein below.

Additionally, the Company shall make available to you any securities and/or guarantees which you will be required to provide in the framework of any action or proceeding and/or according to any interim decision, including arbitration proceedings, and including with respect to the exchange of any attachments imposed on your assets, prior to the commencement and/or termination of any such action or proceeding, provided however, that the total of such amounts, securities and guarantees shall not exceed the maximum amount of indemnification hereunder, as provided in Section 4.1 above.

In the event that the Company provides you with advance funds and it transpires that you are not entitled to indemnification, you shall cause the discharge of the same, and if any such securities or guarantees have been realized, you shall, upon first demand by the Company, refund the Company and repay all amounts previously paid by the Company linked to the representative rate of exchange of the U.S. dollar.

7.	Your right to indemnification hereunder shall be subject to the following conditions:

7.1
You shall notify the Company of any legal proceeding initiated against you and of any possibility or threat that such an action will be initiated, immediately after you shall gain knowledge or become aware of the same and in any case within fourteen (14) days from the day that you are first aware thereof and you shall promptly transfer to the Company or its designee, any document transferred to you and any information you shall obtain relating to such action.

In addition, you shall notify the Company on a regular basis of any events that may result in the initiation of a legal action against you.

7.2
Other than with respect to proceedings that have been initiated against you by the Company or in its name, and except when there is a conflict of interest between you and the Company, the Company shall have the right to assume the defense on your behalf and/or to retain any attorney (subject to the provisions of Section 6 above), except for an attorney who shall not be acceptable to you based on reasonable grounds, in which event the Company shall retain an alternative attorney.

The Company and/or the attorney retained by the Company shall be entitled to act in their sole discretion and to conclude the action in any manner, including by way of a settlement, provided, however, that the Company and its attorney shall keep you notified on a regular basis of all events in the action.

You shall execute any document requested by the Company, empowering the Company and/or its attorney to defend and/or represent you in such action.

For the avoidance of doubt, in the case of criminal or administrative proceedings the Company and/or the attorney retained by the Company will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a settlement arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your consent. However, the foregoing will not prevent the Company and/or its attorneys, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

7.3
You shall fully cooperate with the Company and/or the attorney retained in any action in any reasonable manner required from you relating to the legal action, provided that the Company covers all of your expenses arising from such cooperation.

7.4
Notwithstanding the foregoing, you will be entitled to appoint an attorney of your own that shall accompany you in such procedure. Your attorney shall be fully updated on the defense procedure, and the Company and the attorney conducting the legal defense on behalf of the Company shall fully cooperate with your attorney, including regularly consulting with your attorney on the measures taken in the course of the defense.

If, in accordance to paragraph 7.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification to indemnify you for any legal fees or expenses that you may expend in connection with your defense.

7.5
The Company shall not be required to indemnify you for any amount paid by you in accordance with any settlement in any legal action, demand or other proceeding, unless it had given its prior written consent to such settlement.

7.6
You shall not admit and/or assume any responsibility for any action for which you are entitled to indemnification pursuant to this Letter of Indemnification, before having received the Company’s written consent thereto.

8.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the resolutions referenced in Section 1.1 above derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay, to the maximum extent permitted by the Companies Law.

9.
This Letter of Indemnification shall not limit the Company or prevent it from increasing the maximum amount of indemnification with respect to indemnifiable events, due to a reduction in the insured amount of the directors and officers insurance policy or due to the fact that the Company is unable to acquire insurance covering the indemnifiable events under reasonable terms and due to any other cause whatsoever and provided such resolution regarding the same shall be adopted according to the manner prescribed under the Companies Law.

10.
The undertakings of the Company pursuant to this Letter of Indemnification shall be widely construed and in a manner designed to give them effect to the fullest extent permissible by law. In the event of any contradiction between the provisions of this Letter of Indemnification and any provision of law which is not dispositive or which cannot be amended, the provision of law shall prevail, but the same shall not impair or derogate from the validity of the other provisions hereunder.

11.
Subject to applicable law, the undertaking for indemnification shall apply to proceedings initiated against you during your office as well as to proceedings that will be initiated against you after you are no longer in office, provided however, such proceedings relate to actions performed by you in your capacity as an Office Holder of the Company while you were in office.

12.
This document shall constitute a binding undertaking by the Company enforceable in accordance with its terms. Any amendment, addition or omission will be valid only upon execution of a written agreement signed by the parties hereto. No waiver of any of the provisions of this Letter of Indemnification shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  Any waiver shall be in writing.

13.	The Company shall perform any action and execute any document, resolution and enter any proceeding required to allow it to effectuate and perform its obligations hereunder.

14.
Your rights hereunder may not be assigned or transferred in any manner. Notwithstanding the above, this Letter of Indemnification is granted to and shall be actionable by your estate, your respective successors, or legal representatives.

15.
This Letter of Indemnification shall be governed by the laws of the State of Israel. The competent courts of the State of Israel shall have exclusive jurisdiction, and no forum outside of Tel Aviv, Israel, shall have any jurisdiction, over any matter in connection with this Letter of Indemnification, including its validity, construction, extent or cancellation.

Kindly sign and return the enclosed copy of this Letter of Indemnification to acknowledge your agreement to the contents hereof.

Sincerely, ______________________ B Communications Ltd.

Accepted and agreed to as of the date
First above written: ______________________________